

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 21, 2017

Li Jingping
President and Chief Executive Officer
China Lending Corporation
11th Floor, Satellite Building
473 Satellite Road
Economic Technological Development Zone
Urumqi, Xinjiang, China

> **Re:** **China Lending Corporation**
> **Registration Statement on Form F-1**
> **Filed May 25, 2017**
> **File No. 333-218232**

Dear Ms. Jingping:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 65

1. For each of the selling security holders, please revise to disclose the nature of any position, office or other material relationship that the selling security holder has had within the past three years with the company or its predecessors or affiliates. Refer to Item 4(a) of Form F-1 and Item 9.D of Form 20-F. Also please provide a materially complete discussion of how the selling security holders acquired the securities that you are registering on their behalf for resale, including, without limitation, the date, purchase price of the securities and material terms of the agreement(s) pursuant to which the securities were obtained.

2. Please tell us whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling security holder is a broker-dealer,

please revise your disclosure to indicate that such selling security holder is an underwriter, unless such security holder received its securities as compensation for investment banking services. In addition, a security holder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

- the security holder purchased the securities being registered for resale in the ordinary course of business, and
- at the time of the purchase, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Signatures, page II-5

3. We note your disclosure that Albert Lyu was appointed as your Chief Financial Officer on January 16, 2017 and identification of Mr. Lyu as the same in the table on page 55. However, we note that Mr. Lyu has not signed the registration statement and that the signature page identifies Li Jingping as the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. Please advise us whether you consider Albert Lyu to be your principal financial officer and/or principal accounting officer and, if so, revise your signature page accordingly.

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4. Please revise your auditor's consent so that it references the correct file number for this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Gessert at (202) 551-2326 or me at (202) 551-3552 if you have questions regarding these comments.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Lawrence S. Venick, Esq.